UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                            NRDC Acquisition Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    62941R102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 September 11, 2009
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   62941R102
            ---------------------


1.   NAMES OF REPORTING PERSONS
     Wesley Capital Management, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     52-2280947

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     4,600,000

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     4,600,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,600,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.89%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO

CUSIP No.   62941R102
            ---------------------


1.   NAMES OF REPORTING PERSONS
     Arthur Wrubel

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a)  [_]
                                                                     (b)  [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     4,600,000

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     4,600,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,600,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.89%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

CUSIP No.   62941R102
            ---------------------


1.   NAMES OF REPORTING PERSONS
     John Khoury

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a)  [_]
                                                                     (b)  [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     4,600,000

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     4,600,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,600,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.89%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

CUSIP No.   62941R102
            ---------------------


Item 1(a).  Name of Issuer:


            NRDC Acquisition Corp.
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:


            3 Manhattanville Road, Purchase, NY 10577
            --------------------------------------------------------------------


Item 2(a).  Name of Person Filing:

     This Schedule 13G is being jointly filed by Wesley Capital Management, LLC (the "Management Company"), Mr. Arthur Wrubel and Mr. John Khoury. The shares of Common Stock of the Issuer are being held in the account of four private investment funds and one managed account (collectively, the "Funds"). The Management Company serves as investment manager or advisor of the Funds.

     Mr. Wrubel, Mr. Khoury and the Management Company are referred to in this
Schedule 13G as the "Reporting Persons."

     The Reporting Persons have entered into a Joint Filing Agreement, dated September 15, 2009 a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(i) of the Act.

            --------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:


     The address of the principal business office of each Reporting Person is 717 5th Avenue, 14th Floor, New York, NY 10022.

            --------------------------------------------------------------------


      (c).  Citizenship:

     The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Wrubel is a United States citizen. Mr. Khoury is a Canadian citizen.

            --------------------------------------------------------------------


      (d).  Title of Class of Securities:


            Common Stock, $0.0001 par value per share
            --------------------------------------------------------------------

      (e).  CUSIP Number:


            62941R102
            --------------------------------------------------------------------


Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         A. Wesley Capital Management, LLC

     (a)  Amount beneficially owned:  4,600,000

     (b)  Percent of class:  8.89%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:  0

          (ii)  Shared power to vote or to direct the vote:  4,600,000

          (iii) Sole power to dispose or to direct the
                disposition of:  0

          (iv)  Shared power to dispose or to direct the
                disposition of:  4,600,000


         B. Arthur Wrubel

     (a)  Amount beneficially owned:  4,600,000

     (b)  Percent of class:  8.89%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:  0

          (ii)  Shared power to vote or to direct the vote:  4,600,000

          (iii) Sole power to dispose or to direct the
                disposition of:  0

          (iv)  Shared power to dispose or to direct the
                disposition of:  4,600,000

         C. John Khoury

     (a)  Amount beneficially owned:  4,600,000

     (b)  Percent of class:  8.89%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:  0

          (ii)  Shared power to vote or to direct the vote:  4,600,000

          (iii) Sole power to dispose or to direct the
                disposition of:  0

          (iv)  Shared power to dispose or to direct the
                disposition of:  4,600,000

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification  and  Classification  of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 September 15, 2009
                                        ----------------------------------------
                                                        (Date)


                                        Wesley Capital Management, LLC*

                                        By: /s/ Arthur Wrubel
                                        ----------------------------------------
                                        Name: Arthur Wrubel
                                        Title: Managing Member


                                        By: /s/ John Khoury
                                        ----------------------------------------
                                        Name: John Khoury
                                        Title: Managing Member



                                        By: /s/ Arthur Wrubel*
                                        ----------------------------------------
                                        Arthur Wrubel, individually


                                        By: /s/ John Khoury*
                                        ----------------------------------------
                                        John Khoury, individually


* The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                     Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13G dated September 15, 2009 relating to the Common Stock of NRDC Acquisition Corp. shall be filed on behalf of the undersigned.


                                        Wesley Capital Management, LLC*

                                        By: /s/ Arthur Wrubel
                                        ----------------------------------------
                                        Name: Arthur Wrubel
                                        Title: Managing Member


                                        By: /s/ John Khoury
                                        ----------------------------------------
                                        Name: John Khoury
                                        Title: Managing Member



                                        By: /s/ Arthur Wrubel
                                        ----------------------------------------
                                        Arthur Wrubel, individually


                                        By: /s/ John Khoury*
                                        ----------------------------------------
                                        John Khoury, individually


SK 22283 0001 1029628